UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ______________________

FORM 6-K

  ______________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number: 001-38376

  ______________________

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

  ______________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

  ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

 CENTRAL PUERTO S.A

2

Central Puerto 2Q24 Earnings Release

Buenos Aires, August 9th - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), the largest private sector power generation companies in Argentina, reports its consolidated financial results for the Second Quarter 2024 (“2Q24”), ended on June 30th, 2024.

A conference call to discuss the 2Q24 results will be held on August 12th, 2024, at 09 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of June 30th, 2024, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods reported for comparative purposes. Growth comparisons refer to the same periods of the previous year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the period ended on June 30th, 2024, is not comparable to the Financial Statements previously published by the company. However, we presented some figures converted from Argentine Pesos to U.S. dollars for comparison purposes only. The exchange rate used to convert Argentine Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars for the end of each period. The information presented in U.S. dollars is for the convenience of the reader only and may defer if such conversion for each period is performed at the exchange rate applicable at the end of the latest period. You should not consider these translations to be representations that the Argentine Peso amounts actually represent these U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the period ended on June 30th, 2024, and the notes thereto, which will be available on the Company’s website.

3

A. Regulatory Updates and Relevant Facts

Acquisition of interest in AbraSilver

On April 22, 2024, our subsidiary Proener entered into a common shares subscription agreement with AbraSilver Resource Corp. (a Canadian company listed in the Canadian stock market) ("AbraSilver"), granting Proener a 4% interest in the share capital of AbraSilver, which is the owner of the silver-gold project Diablillos, located in the northeastern of Argentina. In turn, and in conjunction with Central Puerto, Kinross Gold Corporation, a major Canadian mining company, (NYSE: KGC, TSX: K) also acquired a 4% interest on similar terms.

Resolution SE N°78/2024 – status on Piedra del Águila concession

On May 17, 2024, the Secretariat of Energy by means of this resolution extended the transition period up to December 28, 2024, as it is allowed in the concession contract.

Status on CAMMESA’s delayed payments

On May 23rd , 2024, Central Puerto accepted  the terms stated by Resolution SE No. 58/2024, issued on May 6th, 2024, regarding the trade receivables accrued on Dec-23, Jan-24 and Feb-24. As a result, trade receivables were paid as follows:

•	Trade receivables accrued on December 2023 and January 2024 were paid with Argentine Republic USD bond at face value (the AE38).
•	Trade receivables accrued on February 2024 were paid with funds available in CAMMESA’s bank accounts and transfers made by the National Government to the Stabilization Fund.

This resolution carried out a consolidated loss of approximately ARS 20,459 million (approximately USD 22.5 MM), given that the bonds received have market value lower than their face value. However, it should be noted that this resolution did not affect the ordinary course of business of the Company, its payment capacity nor its available financing options.

4

Resolution SE N°99/2024

On June 14th, 2024, the Secretariat of Energy updated remuneration prices for energy and power of generation units not committed in a PPA (spot market). Remuneration values increased by 25% since June 1st, 2024.

Resolution SE N°151/2024

On July 8th, 2024, the Secretariat of Energy cancelled the so called Terconf, a thermal generation tender aiming to increase the thermal power supply and its reliability. Central Puerto had been awarded with 516 MW allocated in Central Costanera.

Resolution SE N°193/2024

On August 1st, 2024, the Secretariat of Energy updated remuneration prices for energy and power of generation units not committed in a PPA (spot market). Remuneration values increased by 3% since August 1st, 2024.

Investment projects currently in execution

•	San Carlos Project:

Construction agreements with Shanghai Electric Power Construction Company Ltd. were signed on March 27, 2024 and works began on July 31, 2024. The construction is set to finish in April 2025. As of today, all permits are in place, local vendors have already initiated their purchasing process and the site is being prepared for construction and assembly. Equipment is being delivered to Argentina.

•	Brigadier Lopez Combined Cycle:

By means of this project, Central Puerto is going to convert an open cycle thermal power plant with a gas turbine into a combined cycle thermal power plant, with the addition of a steam turbine. The EPC supplier, SACDE, received the Notice-To-Proceed on February 26th, 2024, and the COD is scheduled for October 2025. As of today, works on the site have already started, with the assembly of pipes and wires, communication systems and water intake systems. The other supplier for this project is Siemens.

Both projects are on schedule and on budget.

5

B. Argentine Market Overview

The table below sets forth key Argentine energy market data for 2Q24 compared to 1Q24 and 2Q23.

	2Q24	1Q24	2Q23	Δ % 2Q24/ 2Q23	6M24	6M23	Δ % 6M24/ 6M23
Installed capacity (MW; EoP1)	43,602	43,873	43,405	0%	43,602	43,405	0%
Thermal	25,115	25,448	25,450	(1%)	25,115	25,450	(1%)
Hydro	10,834	10,834	10,834	0%	10,834	10,834	0%
Nuclear	1,755	1,755	1,755	0%	1,755	1,755	0%
Renewable	5,898	5,836	5,366	10%	5,898	5,366	10%
Installed capacity (%)	100%	100%	100%	N/A	100%	100%	N/A
Thermal	58%	58%	59%	(1 p.p.)	58%	59%	0 p.p.
Hydro	25%	25%	25%	0 p.p.	25%	25%	0 p.p.
Nuclear	4%	4%	4%	0 p.p.	4%	4%	0 p.p.
Renewable	14%	13%	12%	1 p.p.	14%	12%	0 p.p.
Energy Generation (GWh)	33,811	39,285	32,046	6%	73,099	70,676	3%
Thermal	17,620	21,355	18,877	(7%)	38,976	42,295	(8%)
Hydro	7,839	9,055	6,589	19%	16,895	15,192	11%
Nuclear	3,373	3,225	2,030	66%	6,599	3,919	68%
Renewable	4,979	5,650	4,550	9%	10,629	9,270	15%
Energy Generation (%)	100%	100%	100%	N/A	100%	100%	N/A
Thermal	52%	54%	59%	(7 p.p.)	53%	60%	(7 p.p.)
Hydro	23%	23%	21%	3 p.p.	23%	21%	2 p.p.
Nuclear	10%	8%	6%	4 p.p.	9%	6%	3 p.p.
Renewable	15%	14%	14%	1 p.p.	15%	13%	1 p.p.
Energy Demand (GWh)	33,437	37,889	32,934	2%	71,325	72,430	(2%)
Residential	15,631	18,325	14,480	8%	33,955	33,909	0%
Commercial	9,022	10,423	9,239	(2%)	19,444	19,893	(2%)

Major Demand (Industrial/Commercial)	8,784	9,141	9,215	(5%)	17,926	18,628	(4%)
Energy Demand (%)	100%	100%	100%	N/A	100%	100%	N/A
Residential	47%	48%	44%	3 p.p.	48%	47%	1 p.p.
Commercial	27%	28%	28%	(1 p.p.)	27%	27%	0 p.p.
Major Demand (Industrial/Commercial)	26%	24%	28%	(2 p.p.)	25%	26%	(1 p.p.)

Source: CAMMESA; company data. Figures are rounded.

(1)	As of June 30th, 2024.

6

Installed Power Generation Capacity: By the end of the second quarter of 2024 (2Q24), the country’s installed capacity reached 43,602 MW, which means an increase of 0.5% or 198 MW compared to the 43,405 MW recorded as of June 30th, 2023. The variation is a combination of the installation of new power facilities and the addition of capacity, adjustments and repowering of power plants that were already in operation. The +198 MW is decomposed as follow: (i) +533 MW of renewable sources, of which +368 MW corresponds to wind farms (50 MW of new plants installed during the 2Q24), +155 MW to solar plants (12 MW of new plants installed during the 2Q24) and 9 MW to biogas power plants and (ii) -335 MW in thermal sources, which includes +527 MW of combined cycles and -862 MW of gas and steam turbines and diesel engines.

Power generation & demand:  During the 2Q24 energy demand increased 2% to 33,437 GWh compared to 32,933 GWh recorded during the 2Q23, which is basically explained by a rise in residential consumption due to weather conditions. On average, the temperature during the 2Q24 was 0.9° lower than the same period of last year. May was the coldest month during the second quarter of 2024, with temperatures 3.7° lower than the same month of 2023. Not surprisingly, residential demand skyrocketed along this month (+29%).

In line with the demand, generation rose 6% during the quarter on a year-over-year (YoY) basis. The growth was basically driven by nuclear generation (+66%) and hydro generation (+19%). Renewable generation also rose but on a much smaller scale (+9%). Nuclear supply was significantly higher as a result of the reincorporation of Atucha II power plant, which was in maintenance shutdown during the first half of 2023. This power plant resumed operations in August 2023. Hydro generation rate of growth was remarkable (specially in May: +60% YoY) due to the outstanding increment in the flow rivers: Uruguay (+502%), Limay (+82%) and Collón Curá (+45%).

The higher supply of nuclear and hydro generation prompted a lower thermal dispatch during the quarter (-7% YoY). It should be highlighted that availability remained relative stable for the whole thermal system during quarter, although for combined cycles was higher (93% in 2Q24 vs. 89% in 2Q23) and for steam and gas turbines lower (60% in 2Q24 vs. 65% in 2Q23).

Finally, the lower thermal dispatch during the 2Q24 triggered a lower fuel consumption (-12% YoY in equivalent natural gas million cubic meters). Also, although the electricity trade balance resulted in a net import situation, exports were higher (+1,514%) and imports lower (-53%) during the 2Q24 vis-à-vis 2Q23, thus reducing the net import balance.

7

Energy Demand per type

(TWh)

Local energy Demand

(TWh)

8

C. Central Puerto S.A.: Main operating metrics

The table below sets forth key operating metrics of the Central Puerto group for 2Q24, compared to 1Q24 and 2Q23:

	2Q24	1Q24	2Q23	Δ % 2Q24/ 2Q23	6M24	6M23	Δ % 6M24/ 6M23
Energy Generation (GWh)	4,985	5,520	4,762	5%	10,505	9,884	6%
Thermal	3,604	4,272	3,874	(7%)	7,877	7,800	1%
Hydro	978	807	504	94%	1,785	1,352	32%
Wind	354	358	384	(8%)	712	733	(3%)
Solar	48	82	-	N/A	131	-	N/A
Installed capacity (MW)	6,703(1)	7,173	7,113	(6%)	6,703	7,113	(6%)
Thermal	4,783	5,253	5,298	(10%)	4,783	5,298	(10%)
Hydro	1,441	1,441	1,441	0%	1,441	1,441	0%
Wind	374	374	374	0%	374	374	0%
Solar	105	105	-	N/A	105	-	N/A
Thermal availability (1)
Central Puerto CC – global	94%	90%	85%	9%	84%	79%	4%
Central Puerto CC – standalone	94%	93%	96%	(2%)	94%	95%	(1%)
Central Puerto turbines – global	77%	68%	70%	7%	86%	79%	7%
Central Puerto turbines – standalone	81%	76%	76%	4%	78%	62%	16%
Steam production (Ktn)	752	429	560	34%	1,326	1,089	22%

Source: CAMMESA; company data.

“Central Puerto standalone” figures exclude Central Costanera.

(1)

On April 26, 2024, the Secretariat of Energy requested CAMMESA to proceed with the disconnection of steam turbines COSTTV04 and COSTTV06 (470 MW in total) of Central Costanera, following a solicitation originally made by Enel, former owner of that plant, and followed up by the Company. This update has no impact on revenues: these turbines have not been operating since long time ago.

9

Thermal availability(1)(2)

(%)

Steam & gas turbines

Combined Cycles

(1)	Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

(2)	Central Costanera figures does not consider the power capacity values of the steam generation units COSTTV04 and COSTTV06.

10

During 2Q24, Central Puerto’s power generation increased by 5% to 4,985 GWh, compared to 4,762 GWh in 2Q23.

In 2Q24, hydro energy generation from Piedra del Aguila increased 94% as compared with 2Q23 levels, reaching 978 GWh from 504 GWh, as a direct result of higher levels of water available for generation, which was a direct consequence of higher river flows (Limay: +82% YoY, Collón Curá: 40% YoY).

With regards to renewables, energy generation increased 5% in 2Q24 compared to 2Q23, being basically explained by the 48 GWh generated by Guañizuil II A solar farm, acquired in October 2023. Concerning wind generation, it decreased almost 8%, reaching 354 GWh during the 2Q24 versus 384 GWh during the same period of 2023. This is primarily due to the storm that hit Bahia Blanca in December 2023, impacting La Castellana II. Generation from La Castellana I was also lower due to maintenance works carried on blades.

Regarding thermal generation, it decreased by 7% in 2Q24 compared to 2Q23, basically as a result of lower dispatch of some units of Costanera and Puerto sites, which was a consequence of higher hydro and nuclear aggregate supply in the system.

Finally, steam production increased 34% during 2Q24, explained by a 17% increase in San Lorenzo cogeneration plant and a 72% increase in Lujan de Cuyo facility. The growth in the later case is basically explained by higher availability of gas turbines (maintenance program finished by mid-2023, which highly improved operation performance since then) and a higher demand from YPF.

11

D. 2Q24 Analysis of Consolidated Results

Important notice:The results presented for the 2Q24 are positively or negatively affected, as appropriate, by a non-cash effect, given by the fact that inflation rates were greater than currency depreciation rates during the quarter. Since the functional currency of Central Puerto is the Argentine peso, our Financial Statements are subject to inflation adjustment, while Company’s figures are converted into US dollars using the end of period official exchange rate. Thus, given the significant disparity between inflation and devaluation for the period, it might affect comparability.

Main financial magnitudes of continuing operations (1) (2) (3)

(1)

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 6/30/2023 (AR$256.68 to US$1.00), 3/31/2024 (AR$857.42 to US$1.00) and 6/30/2024 (AR$911.75 to US$1.00), as appropriate.

(2)	See “Disclaimer-EBITDA & Adjusted EBITDA” on page 22 for further information.

(3)	Central Costanera revenues are not affected by COSTTV04 and COSTTV06 disconnection.

During 2Q24, revenues totaled US$168 million increasing 15% or US$ 21 million compared to US$147 million in the 2Q23.

This was mainly due to a combination of:

(i)

A 14% or US$10 million increase in spot/legacy energy sales which amounted to US$81 million in 2Q24 compared to US$71 million in the 2Q23, driven by a higher dispatch of Piedra del Águila hydropower plant, higher availability of thermal units, specially in Central Costanera, and also higher generation from Buenos Aires Combined Cycle.

12

(ii)

An 8% or US$5 million increase in sales under contracts, which totaled US$66 million in 2Q24 compared to US$61 million in 2Q23, mainly explained by the recent acquisition of the solar farm Guañizuil II A, which contributed with sales of US$2 million in the quarter, and higher sales of cogeneration units (Luján de Cuyo facility). Sales of wind farms were lower due to lower wind generation from La Castellana II, which was hit by a twister in December 2023, and La Castellana I, due to maintenance works carried on blades.

(iii)	A 42% or US$ 3 million increase in steam sales, driven by basically higher production levels in Luján de Cuyo facility.

(iv)	A 77% or US$2 million increase in forestry.

(v)	A positive non-cash effect on the gap between currency devaluation and inflation.

Operating cost, excluding depreciation and amortization, in 2Q24 amounted to US$53 million, decreasing by 18% or US$12 million when compared to US$65 million in 2Q23.

Production costs dropped primarily due to a reduction of: (i) compensations to employee; (ii) consumption of materials and spare parts and (iii) forestry and forest production services expenses. On the other hand, production costs were negatively impacted by a non-cash effect on the gap between currency devaluation and inflation.

SG&A, excluding depreciations and amortizations, in 2Q24 decreased by 9% or US$2 million to US$ 13 million from US$ 15 million in 2Q23

The reduction in SG&A during the quarter was basically a result of lower: (i) fees and compensation for services and (ii) taxes. As well as with production costs, SG&A were negatively impacted by a non-cash effect on the gap between currency devaluation and inflation.

Other operating results net (excluding FONI and variation of biological assets) in 2Q24 were negative in US$31 million, diminishing 365% or US$42million compared to 2Q23. This is mainly explained by the impact of Resolution 58/24 and lower (i) interest from clients and (ii) FX differences. Also, there was a negative non-cash effect on the gap between currency devaluation and inflation.

13

Consequently, Consolidated Adjusted EBITDA (1) amounted to US$46 million in 2Q24, compared to US$63 million in 2Q23.

Consolidated Net financial results in 2Q24 were negative in US$21 million compared to a loss of US$15 million in 2Q23, which means a worsen of US$ 6 million. This was mainly driven by lower (i) interest earned and (ii) variation in the fair value of financial assets, being all partially offset by lower foreign exchange differences on financial liabilities and lower bank commissions.

Loss on net monetary position in 2Q24 measured in US dollars amounted to US$20,371 being 100% lower than the US$41 million loss in 2Q23, driven by the significantly lower inflation rates during the 2Q24 vis-à-vis 2Q23.

Profit/Loss on associate companies was positive in US$7 million compared to a US$3 million gain in 2Q23. Additionally, there was a Gain on fair value valuation of acquisitions of US$ 1 million during the 2Q24 as a consequence of the investment made by our subsidiary Proener in AbraSilver Resource Corp in May 2024.

Income tax in 2Q24 was negative in US$26 million compared to, also negative, US$17 million in 2Q23 due to basically a higher income before tax.

Finally, Net Income in 2Q24 amounted to US$8million, compared to US$17 million of 2Q23.

__________________________________

(1) See “Disclaimer-EBITDA & Adjusted EBITDA” on page 22 for further information.

14

Adjusted EBITDA Reconciliation (1)

Financial Situation

As of June 30th, 2024, the Company and its subsidiaries had Cash and Cash Equivalents of US$5million, and Other Current Financial Assets of US$153 million.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

15

Cash Flows of 6M24

Net cash provided by operating activities was US$67 million during 6M24. This cash flow arises mainly from (i) US$87 million of net income for the period before income tax; (ii) US$19 million in collection of interest from clients; being all partially offset by; (iii) adjustments to reconcile profit for the period before income tax with net cash flows of US$22 million (iv) US$6 million in negative working capital variations (account payables, account receivables, inventory and other non-financial assets and liabilities) and (v) income tax and other taxes payments of US$11 million.

Net cash used by investing activities was US$13 million during 6M24. This amount is mainly explained by US$45 million in investments in property, plant, equipment and inventory, being partially offset by US$24 million generated by the sale of financial assets, net.

Net cash used by financing activities was US$66 million in the 6M24. This is basically the result of (i) US$87 million in long-term debt amortizations; (ii) US$24 million in interest and other financing costs related to long-term debt, and (iii) US$12 million in dividends paid, being all partially offset by US$55 million in financing obtained in the period and (iv) US$1.2 million in overdrafts in checking accounts.

16

The following table shows the company’s principal maturity profile as of June 30, 2024, expressed in millions of dollars:

Debt Maturity schedule(1)(2)

(US$ mm.)

(1)	As of June 30th, 2024.

(2)	Considers only principal maturities. Does not considering accrued interest.

17

E. Tables

a. Consolidated Statement of Income

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 6/30/2023 (AR$256.68 to US$1.00), 3/31/2023 (AR$208.99 to US$1.00), 6/30/2024 (AR$911.75 to US$1.00) or 3/31/2024 (AR$857.42 to US$1.00), as appropriate.

18

b. Consolidated Statement of Financial Position

Consolidated Statement of Financial Position *(unaudited figures)*	in AR$ millions 6M24	in AR$ millions 12M23	in US$ millions 6M24	in US$ millions 12M23
Assets				
Non-current assets				
Property, plant, and equipment	1,375,705	1,364,355	1,569	939
Intangible assets	27,179	28,685	31	20
Biological Assets	172,255	160,433	196	110
Investment in associates	62,486	61,770	71	42
Inventories	10,171	10,753	12	7
Other non-financial assets	246	547	0	0
Trade and other receivables	149,638	277,924	171	191
Other financial assets	51,396	69,645	59	48
Deferred tax asset	7,895	22,766	9	16
	1,856,973	**1,996,878**	**2,118**	**1,374**
Current assets				
Biological Assets	12,190	12,150	14	8
Inventories	21,312	16,072	24	11
Other non-financial assets	13,220	21,969	15	15
Trade and other receivables	214,428	289,938	245	199
Other financial assets	139,512	161,504	159	111
Cash and cash equivalents	4,877	24,216	6	17
	405,539	**525,850**	**463**	**362**
Total Assets	**2,262,511**	**2,522,728**	**2,581**	**1,736**
Equity and liabilities				
Equity				
Capital stock	1,514	1,514	2	2
Adjustment to capital stock	445,116	445,116	508	305
Legal reserve	87,484	74,177	100	51
Voluntary reserve	622,564	622,564	710	428
Shareholder Contribution	(33,904)	(40,501)	(39)	(28)
Optional reserve for future dividend distribution	371,647	131,811	424	91
Retained earnings	34,202	266,099	39	183
Equity attributable to shareholders of the parent	**1,528,622**	**1,500,779**	**1,744**	**1,033**
Non-controlling interests	47,679	39,103	54	27
Total Equity	**1,576,302**	**1,539,882**	**1,798**	**1,059**
Non-current liabilities				
Accounts Payable Trade and Other Accounts Payable	1,789	-	2	-
Other non-financial liabilities	28,465	50,477	32	35
Other loans and borrowings	306,444	514,822	350	354
Compensation and employee benefits liabilities	8,815	5,949	10	4
Provisions	1,139	3,477	1	2
Deferred income tax liabilities	149,313	142,316	170	98
	495,964	**717,041**	**566**	**493**
Current liabilities				
Trade and other payables	68,040	89,533	78	62
Other non-financial liabilities	33,715	46,054	38	32
Other loans and borrowings	46,556	87,748	53	60
Compensation and employee benefits liabilities	20,674	28,273	24	19
Income tax payable	18,849	11,278	21	8
Provisions	2,411	2,920	3	2
	190,245	**265,805**	**217**	**183**
Total liabilities	**686,210**	**982,846**	**783**	**676**
Total equity and liabilities	**2,262,511**	**2,522,728**	**2,581**	**1,736**

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 12/31/2023 (AR$808.48 to US$1.00), 9/30/2023 (AR$350 to US$1.00), 6/30/2023 (AR$256.68 to US$1.00), 3/31/2023 (AR$208.99 to US$1.00), 6/30/2024 (AR$911.75 to US$1.00) or 3/31/2024 (AR$857.42 to US$1.00), as appropriate.

19

c. Consolidated Statement of Cash Flow

Consolidated Statement of Cash Flow	In AR$ Millions		In US$ Millions	
(unaudited figures)	30-Jun-24	30-Jun-23	30-Jun-24	30-Jun-23
Operating activities				
Income for the period before income tax	84,461	39,716	87	42
Adjustments to reconcile income for the period before income tax to net cash flows:				
Depreciation of property, plant, and equipment	47,954	53,052	50	55
Amortization of intangible assets	1,505	5,422	2	6
Income from sale of property, plant and equipment and inventory	(36)	(415)	(0)	(0)
	(229)	40	(0)	
Interest earned from customers	(17,011)	(26,939)	(18)	(28)
Financial income	(38,933)	(101,671)	(40)	(106)
Financial expenses	79,848	152,501	83	159
Insurance recovery	(366)	-	(0)	-
Share of the profit of associates	(2,950)	169	(4)	0
Result from acquisition of investments in companies	(815)	-	(1)	-
Movement in accruals and charge to long-term employee benefit plan	7,163	2,360	7	2
Revaluation of biological assets	(15,432)	(32,528)	(16)	(34)
Foreign exchange difference for trade receivables	(28,428)	(88,583)	(30)	(93)
Cammesa Agreement	(9,298)	-	(28)	
Loss on net monetary position	(37,611)	91,192	55	95
			-	
Working capital adjustments:			-	
Increase/Decrease in trade and other receivables	25,732	47,552	30	50
Increase/Decrease in other non-financial assets, inventories and biological assets	5,110	(2,664)	12	(3)
Increase/Decrease in trade and other payables, other non-financial liabilities, and liabilities from employee benefits	(50,036)	(30,835)	(49)	(32)
Interest received from customers	18,635	22,074	19	23
Income tax paid	(10,386)	(32,021)	(9)	(34)
Fiscal interest paid	(339)	(676)	(0)	-
Collected insurance Recovery	366	212	0	0
Net cash flows provided by operating activities	**58,905**	**97,960**	**67**	**103**
Investing activities				
Purchase of property, plant and equipment and intagible assets	(43,551)	(11,554)	(45)	(12)
Dividends received	6,723	2,110	7	2
Sale of property, plant and equipment	36	-	0	-
Aquisition of other financial assets, net	25,630	24,358	24	25
Acquisition of subsidiaries and associates, net of the cash acquired	-	(60,144)	-	(63)
Net cash flows used in investing activities	**(11,162)**	**(45,230)**	**(13)**	**(47)**
Financing activities				
Banks and investment accounts overdrafts received (paid), net	4,304	(9,014)	2	(10)
Loans received	53,360	-	55	-
Loans cancelled	(82,851)	(45,046)	(87)	(47)
Interests and other loan costs paid	(22,793)	(21,899)	(24)	(23)
Dividends paid	(12,279)	(4,093)	(12)	(4)
Net cash flows used in financing activities	**(60,259)**	**(80,053)**	**(66)**	**(84)**
Increase/Decrease in cash and cash equivalents	**(12,516)**	**(27,323)**	**(12)**	**(29)**
Exchange difference and other financial results	295	9,875	0	10
Monetary results effect on cash and cash equivalents	(7,119)	(17,606)	(7)	(20)
Cash and cash equivalents as of January 1	24,216	51,749	24	108
Cash and cash equivalents at closing	**4,877**	**16,695**	**5**	**70**

The FX rate used to convert Argentine Pesos to U.S. dollars is the reference exchange rate reported by the Central Bank (Communication “A” 3500) as of 6/30/2023 (AR$256.68 to US$1.00), 3/31/2023 (AR$208.99 to US$1.00), 6/30/2024 (AR$911.75 to US$1.00) or 3/31/2024 (AR$857.42 to US$1.00), as appropriate.

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F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s 2Q 2024 results on August 12, 2024, at 09:00 AM Eastern Time.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer,  Enrique Terraneo, Chief Financial Officer and Alejandro Diaz Lopez member of the Investor Relations team.

To access the conference call, please dial:

Toll Free: +1 888-506-0062

International: + 1 973-528-0011

Participant Access Code: 199067

Webcast URL: https://www.webcaster4.com/Webcast/Page/2629/50952

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company’s website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company’s website under the Investor Relations section.

 You may find additional information on the Company at:

•	https://www.centralpuerto.com/en/investors/

•	www.sec.gov

•	www.cnv.gob.ar

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Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

•	“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

•	“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

•	“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 9/24;

•	“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

•	“p.p.”, refers to percentage points;

•	“PPA” refers to power purchase agreements.

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Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Relations website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

EBITDA & ADJUSTED EBITDA

In this release, EBITDA, a non-IFRS financial measure, is defined as net income for the period, plus finance expenses, minus finance income, minus share of the profit (loss) of associates, plus (minus) losses (gains) on net monetary position, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA refers to EBITDA excluding impairment on property, plant & equipment, foreign exchange difference and interests related to FONI trade receivables and variations in fair value of biological asset.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;

•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

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The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

All the information presented must be considered as consolidated unless otherwise specified.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 10, 2024	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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